Registration No. 333-264388

Filed Pursuant to Rule 433

Dated May 31, 2024

NEW ISSUE:

SEC File No. 333-264388 | May 31, 2024

Bank of Montreal's Digital Return Barrier Notes
Linked to the Least Performing of Two Reference Assets

These notes do not guarantee the return of your principal at maturity

NOTE INFORMATION	
Issuer:	Bank of Montreal
Minimum Investment:	$1,000 (and $1,000 increments thereafter)
Issue:	ELN-2608
CUSIP:	06376AQZ6

REFERENCE ASSETS
Russell 2000® Index (Bloomberg: RTY)
S&P 500® Index (Bloomberg: SPX)

DATES	
Offering Period Closes:	May 31, 2024 (at 2 pm NY Time.)
Strike Date:	May 30, 2024
Pricing Date:	On or about May 31, 2024
Settlement Date:	On or about June 05, 2024
Valuation Date:	On or about September 02, 2025
Maturity Date:	On or about September 05, 2025
Term:	Approximately 15 months

TERMS

Digital Return: 10.00%

Initial Level: With respect to each Reference Asset, the closing level of such Reference Asset on the Strike Date.

Digital Barrier Level: With respect to each Reference Asset, 65% of the Initial Level

Barrier Level: With respect to each Reference Asset, 65% of the Initial Level

Final Level: With respect to each Reference Asset, the closing level of such Reference Asset on the Valuation Date.

Payment at Maturity: If the Final Level of the Least Performing Reference Asset is greater than or equal to its Digital Barrier Level, then the amount that investors will receive at maturity for each $1,000 in principal amount of the notes will equal:

$1,000 + ($1,000 x Digital Return)

If the Final Level of the Least Performing Reference Asset is less than its Barrier Level, then the amount that investors will receive at maturity for each $1,000 in principal amount of the notes will equal:

$1,000 + ($1,000 x Percentage Change of the Least Performing Reference Asset)

In this case, investors will lose 1% of their principal for each 1% that the Final Level of the Least Performing Reference Asset declines from its Initial Level. You may lose all of the principal amount of your notes.

Percentage Change: With respect to each Reference Asset, the quotient, expressed as a percentage, of the following formula:

(Final Level – Initial Level) / Initial Level

INVESTMENT OBJECTIVE

The objective of the notes is to provide clients the potential for a digital return, while offering limited downside protection against a slight to moderate decline in the Reference Asset over the term of the notes. As such, the notes may be suitable for investors with a bullish view of the Reference Asset over the term of the notes. The performance of the notes may not be consistent with the investment objective.

Please see the following page for additional information about the terms included on this cover page, and how your investment may be impacted. Any capitalized term not defined herein shall have the meaning set forth in the preliminary pricing supplement to which the term sheet relates (see hyperlink below).

This term sheet, which gives a brief summary of the terms of the notes, relates to, and should be read in conjunction with, the preliminary pricing supplement dated May 31, 2024, the Product Supplement dated September 22, 2022, the Prospectus Supplement dated May 26, 2022, and to the Prospectus dated May 26, 2022.

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CITIGROUP GLOBAL MARKETS INC.

2 Investors in these notes could lose their entire investment at maturity if there has been a decline in the market value of any Reference Asset and the Final Level of any Reference Asset is less than its Barrier Level. We urge you to carefully review the documents described in “Additional Information” below, including the risk factors set forth and incorporated by reference therein, prior to making an investment decision. Principal at Risk: The notes will not be listed on any securities exchange. Although not obligated to do so, Citigroup Global Markets Inc. (“Citigroup”) (or any of our or their affiliates), plans to maintain a secondary market in the notes after the Settlement Date. Proceeds from a sale of notes prior to maturity may be less than the principal amount initially invested. Secondary Market: The risks summarized below are some of the most important factors to be considered prior to any purchase of the notes. Investors are urged to read all the risk factors related to the notes in the pricing supplement and the product supplement to which this term sheet relates. • You could lose all of the principal amount of your notes. If the Final Level of each Reference Asset is less than its Barrier Level, you will lose 1% of the principal amount for each 1% that the Final Level of the Least Performing Reference Asset is less than its Initial Level. • Your return on the notes is limited to the Digital Return, regardless of any appreciation in the level of the Reference Assets. • Your return on the notes may be lower than the return on a conventional debt security of comparable maturity. • The notes are unsecured debt obligations of the Issuer and your investment is subject to the credit risk of the Issuer. • Our and our affiliates’ activities may conflict with your interests and may also adversely affect the value of the notes. • Our initial estimated value of the notes will be lower than the price to public, does not represent any future value of the notes, and may also differ from the estimated value of any other party. • The terms of the notes are not determined by reference to the credit spreads for our conventional fixed - rate debt. • The inclusion of the hedging profits, if any, in the initial price to public of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. • You will not have any shareholder rights and will have no right to receive any securities represented by the Reference Asset at maturity. • We have no affiliation with the sponsor of any Reference Asset, and will not be responsible for their actions. • Changes that affect each Reference Asset will affect the market value of the notes and the amount you will receive at maturity. Adjustments to a Reference Asset could adversely affect the notes. The sponsor of a Reference Asset may make adjustments, discontinue or suspend calculations or publication of that Reference Asset, or discontinue of suspend maintenance of that Reference Asset at any time. • The notes will not be listed on any securities exchange. We, Citigroup or any of our or their affiliates may offer to purchase the notes in the secondary market, but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. • We and our affiliates may engage in hedging and trading activities related to the notes that could adversely affect our payment to you at maturity. Selected Risk Considerations:

Hypothetical Calculations for the Payment at Maturity:

Examples of the Hypothetical Payment at Maturity for a $1,000 Investment in the notes

The following table illustrates the hypothetical payments on a note at maturity. The hypothetical payments are based on a $1,000 investment in the note, a hypothetical Initial Level of 100.00, a hypothetical Digital Return of 10.00%, a hypothetical Digital Barrier Level of 65.00 (65.00% of the hypothetical Initial Level), a hypothetical Barrier Level of 65.00 (65.00% of the hypothetical Initial Level), a range of hypothetical Final Levels and the effect on the payment at maturity.

The hypothetical examples shown below are intended to help you understand the terms of the notes. The actual cash amount that you will receive at maturity will depend upon the Final Level of the Least Performing Reference Asset. You may lose a significant portion of the principal amount at maturity.

These examples do not give effect to any U.S. federal tax payments or brokerage commissions that you may be required to pay in connection with your purchase of the notes.

Hypothetical Final Level of the Least Performing Reference Asset	Hypothetical Final Level of the Least Performing Reference Asset Expressed as a Percentage of its Initial Level	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
200.00	200.00%	$1,100.00	10.00%
180.00	180.00%	$1,100.00	10.00%
160.00	160.00%	$1,100.00	10.00%
140.00	140.00%	$1,100.00	10.00%
120.00	120.00%	$1,100.00	10.00%
100.00	100.00%	$1,100.00	10.00%
90.00	90.00%	$1,100.00	10.00%
80.00	80.00%	$1,100.00	10.00%
70.00	70.00%	$1,100.00	10.00%
65.00	65.00%	$1,100.00	10.00%
64.99	64.99%	$649.90	-35.01%
60.00	60.00%	$600.00	-40.00%
40.00	40.00%	$400.00	-60.00%
20.00	20.00%	$200.00	-80.00%
0.00	0.00%	$0.00	-100.00%

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Additional Information The notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or under the Canada Deposit Ins urance Corporation or by any other U.S. or Canadian governmental agency or instrumentality. The notes will not be subject to conversion into our common shares or the common shares of any of our affiliates under subsec tio n 39.2(2.3) of the Canada Deposit Insurance Corporation Act. Neither the U.S. Securities and Exchange Commission (the “SEC”), nor any state securities commission, has reviewed or approve d t hese notes, nor or otherwise passed upon the accuracy of this document, to which it relates or the accompanying product supplement , p rospectus supplement, or prospectus. Any representation to the contrary is a criminal offense. The Issuer has filed a registration statement with the SEC for the offerings to which this communication relates. Before you in vest, you should read the prospectus in that registration statement and the other documents discussed below that the Issuer has filed w ith the SEC for more complete information about the Issuer and these offerings. You may obtain these documents free of charge by visiting th e S EC’s web site at http://www.sec.gov . Alternatively, the Issuer will arrange to send to you the prospectus (as supplemented by the prospectus supplement, product supplement, and preliminary pricing supplement to which this term sheet relates) if you request it by cal lin g its agent toll - free on 1 - 877 - 369 - 5412 or emailing investor.solutions@bmo.com . The information in this term sheet is qualified in its entirety by the more detailed explanations set forth elsewhere in the Iss uer’s preliminary pricing supplement dated May 31, 2024 and the accompanying product supplement, prospectus supplement, and prospectus. Unless the context provides otherwise, capitalized terms used in this term sheet but not defined shall have the meaning assigned to them in the pricing supplement, product supplement, prospectus supplement, or prospectus, as applicable, to which this term sheet relates. Infor mat ion about retrieving these documents can be found elsewhere in this term sheet. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website): • Preliminary Pricing Supplement dated May 31, 2024: https://www.sec.gov/Archives/edgar/data/927971/000121465924010268/z530240fwp.htm • Product Supplement dated September 22, 2022: https://www.sec.gov/Archives/edgar/data/927971/000121465922011396/j922220424b2.htm • Prospectus Supplement dated May 26, 2022 and Prospectus dated May 26, 2022: https://www.sec.gov/Archives/edgar/data/0000927971/000119312522160519/d269549d424b5.htm Our Central Index Key, or CIK, on the SEC website is 927971. As used in this terms sheet, the “Issuer,” “we,” “us” or “our” r efe rs to Bank of Montreal, but not its consolidated subsidiaries. This term sheet contains no description or discussion of the United States tax consequences of the acquisition, holding or di spo sition of the notes. We urge you to carefully read the section entitled “U.S. Federal Tax Information” in the accompanying pricing supplement, the section entitled “Supplemental Tax Considerations — Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Cert ain Income Tax Consequences” in the accompanying prospectus supplement, in each case, to which this term sheet relates. You should consult your tax advisor about your own tax situation. 4